UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-38032

Ardagh Group S.A.

(Name of Registrant)

56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Ardagh Group S.A.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into Ardagh Metal Packaging S.A.’s Registration Statement on Form F-4, File No. 333-259225.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Press release announcing a special cash dividend by Ardagh Group S.A., dated September 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 22, 2021

Ardagh Group S.A.

By:	/s/ David Matthews
Name: David Matthews
Title: Chief Financial Officer

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